Exhibit 12.3

Dominion Gas Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Six Months Ended June 30, 2016	Twelve Months Ended June 30, 2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income from continuing operations before income tax expense	$331	$668	$740	$846	$762	$747	$549
Distributed income from unconsolidated investees, less equity in earnings	2	1	(3)	(1)	(2)	2	2
Fixed charges included in income	52	97	86	39	43	65	64

Total earnings, as defined	$385	$766	$823	$884	$803	$814	$615

Fixed charges, as defined:
Interest charges	$46	$85	$74	$28	$30	$51	$51
Rental interest factor	6	12	12	11	13	14	13

Total fixed charges, as defined	$52	$97	$86	$39	$43	$65	$64

Ratio of Earnings to Fixed Charges	7.40	7.90	9.57	22.67	18.67	12.52	9.61